UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

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Commission File Number: 000-51232

VALLEY HIGH MINING COMPANY

 (Name of Registrant)

Nevada	68-0582275
(State of Incorporation)	(IRS Employer Identification Number)

12835 East Arapahoe Road, Tower one Suite 810 Englewood Co 80112

 (Address of Principal Executive Offices)

303-647-1914

(Registrant's Telephone Number)

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUIRED NOT TO SEND US A PROXY

Valley High Mining Company

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Valley High Mining Company (the “Company”) at the close of business on May 9, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about May 9, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On April 4, 2012, Coron Capital, LLC (the “Seller”), our majority shareholder, entered into a Stock Purchase Agreement with (the “Purchase Agreement”) with THI, Inc. (the “Purchaser”), pursuant to which the Seller sold to the Purchaser 15,000,000 shares of common stock, par value, $.001 per share of the Company (the “Shares”) for a total purchase price of $350,000.

Under the Purchase Agreement, the Seller agreed to indemnify and hold the Purchaser and the Company harmless from the breach by the Seller of any representations made by the Seller in the Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

In connection with Purchase Agreement, on April 12, 2012, John Thomas Hickey, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and the sole director of the Board resigned from his all positions as director and officer of the Company. Mr. Hickey’s resignation as officer of the Company was effective immediately on April 12, 2012 and his resignation as a director of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

Also effective on April 12, 2012, Michel Van Herreweghe was appointed as the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director of the Board. His appointment as a director of the Company will be effective ten days after the mailing of this Information Statement to the stockholders of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 Common Stock, of which 15,281,346 shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officer and director prior to his resignation.

Name	Age	Position	Term of Office

John Thomas Hickey	48	Chairman of the Board	March 4, 2010 to present as Director;
		Chief Executive Officer, President and Treasurer	March 4, 2010 to present as Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer

The following describes the business experience of the director and executive officer prior to his resignation:

Mr. John Thomas Hickey  John Hickey became an independent contractor in the financial services sector in February 2010.  From 2007 to 2010, Mr. Hickey worked as a finance manager for StoresOnline, an internet consulting and hosting company.  From 1993 to 2007, as Marketing Director, Mr. Hickey led the marketing department at Q Comm International, a telecom technology company that went public in 1998 and was listed on the American Stock Exchange (AMEX).  Mr. Hickey created an in-house media buying agency that immediately cut advertising costs 15% while gaining direct negotiation access to media outlets including TV, radio and print.  He developed a pin-point tracking system that optimized more than $5 million in direct response advertising and outperformed the company’s leading competitor within 3 months on a cost-per-lead basis.  In 1997, Mr. Hickey co-founded NetQuest Consultants, an internet education company he built to profitability and sold. Mr. Hickey has a Bachelor of Science degree from Brigham Young University (1989) and an MBA from the University of Arizona (1993) with a specialization in entrepreneurship and a concentration in marketing.

Set forth below is the biographical information about the new directors and executive officers:

Name	Age	Position

Michel Van Herreweghe	62	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director

Mr. Michel Van Herreweghe was President of Telephony Communications International Inc. from 1985 through 1987. He served as a Director of Nickeldale Resources Inc. from 1988 through 1996.  He was a Director of Aronos Multinational Inc. from 1991 though 1992 and a director of Xxpert Rental Tool Inc. from 1993 through 1994; CEO Oxford Securities Corporation (Bahamas) 1993 to 2000. Mr. Herreweghe also served as a director of Commonwealth Asset Managers Limited (Bahamas) 1994 to present.  He was appointed State of Florida Commissioner of Deeds 1994 to March 1998.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to April 4, 2012 the date when the Purchase Agreement was closed by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership (2)

Coron Capital, LLC (1)	15,000,000 shares (voting)	98.2%
2435 Scenic Drive
Salt Lake City, Utah 84109

John Hickey	0	-
6538 Collins Avenue, Suite 476
Miami, Florida 33141

All Directors and Officers, as a Group	0	-

(1) Mr. John Hickey is the brother of one of the owners of Coronn Capital, LLC.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 15,281,346 shares of our Common Stock outstanding as of the date of this table.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock after giving effect to the Purchase Agreement and as of the Effective Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(1)	Amount, Nature and Percentage of Beneficial Ownership (2)

Michel Van Herreweghe	0	0%

All Directors and Officers, as a Group	0	0%

THI, Inc. 12835 East Arapahoe Road, Tower One Penthouse #803, Englewood, CO 80112	15,000,000 shares (voting)	98.2%

(1) The address for the officer and director of the Company is c/o Valley High Mining Company at 12835 East Arapahoe Road, Tower one Suite 810, Englewood Co 80112.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 15,281,346 shares of our Common Stock outstanding as of the date of this table.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended December 31, 2011, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”) failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation of any kind (including salary, bonuses or other compensation including the grant of equity awards or stock options) was paid to any of our director and officer during the fiscal years ended December 31, 2011 and 2010.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees. Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2011, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There were no transactions during the fiscal year ended December 31, 2011, or currently proposed transactions, between the Company and any director or officer or greater than 5% shareholder in which such persons had or is to have a direct or indirect material interest. The Company has no stock options; option plans or other incentive compensation plans at the present time, although the Company anticipates that it may adopt incentive compensation plans in the future. Further, the Company has no formal management or employment agreements with any of its officers, directors or other employees.

None of the Company's directors is or has been an executive officer of, or owns or owned in excess of 10% equity interest in, any business or professional entity that has made, currently or during the last full fiscal year, any payments to the Company in excess of 5% of the Company's or other entity's consolidated gross revenues for its last full fiscal year.  None of the Company's directors is or has been an executive officer of or owns or owned in excess of 10% equity interest in any business or professional entity to which the Company has made or will make payments for property or services in excess of 5% of the Company's or other entities consolidated gross revenues for its last full fiscal year.  None of the Company's directors are or have been executive officers of or owns or owned in excess of 5% equity interest in any entity to which the Company was indebted at the end of its last full fiscal year in an aggregate amount in excess of 5% of the Company's total consolidated assets at the end of such year.  None of the Company's directors are members of or counsel to any law firms that the Company has retained or partners or officers of any investment-banking firm that has performed services for the Company.  Finally, no director, executive officer, nominee for election as director, any member of the immediate family of the forgoing persons, any corporation or organization of which any of the foregoing persons is an officer or partner or is (directly or indirectly) owner of 10% or more of equity securities of such entity, or any trust or estate in which any of the foregoing persons has a substantial interest or serves as trustee, is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year in excess of $60,000.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

VALLEY HIGH MINING COMPANY

May 3, 2012	By:	/s/ Michel Van Herreweghe
Michel Van Herreweghe, Chief Executive Officer